FILED BY INTERNATIONAL GAME TECHNOLOGY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

IGT Combines with GTECH Creates World’s Leading End-to-End Gaming Company July 16, 2014

Important Information for Investors and Securityholders This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form S-4 or F-4, which will include the proxy statement of International Game Technology (“IGT”) that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at www.igt.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Participants in the Distribution IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above. July 2014 2

Forward-looking Statements This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Newco, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. July 2014 3

New Global Leader in End-to-End Gaming •Creates world leading end-to-end gaming company across all segments .#1 global gaming equipment supplier .#1 global lottery business .Top tier in social gaming and interactive wagering •Enhanced global scale with diversified product portfolio and geographic mix •Greater resources allow further strengthening of industry-leading R&D effort •Uniquely positioned to exploit key market trends •Expected EBITDA synergies of more than $280 million •Industry leader with more than $6B in revenues and $2B in EBITDA* * GTECH reports its financial results under International Financial Reporting Standards, while IGT reports its financial results under U.S. Generally Accepted Accounting Principles. July 2014 4

Best-in-Class Offerings Across Client Spectrum Lottery Operations •Worldwide leader in lottery solutions •Instant ticket printing •Operation and management capabilities iGaming •Full-fledged gaming platform, including poker, bingo, casino games and sports betting •Comprehensive CRM solution Video Lotteries •Manufacture and operation of video lottery terminals Content •Development of leading gaming content for distribution across multiple platforms Casinos •Manufactures and operates gaming machines and central systems for casinos Social •Top-tier social casino •#3 Top-Grossing App on Facebook •Industry-leading monetization rates GTECH IGT July 2014 5

Interactive 8% Lotteries 35% Other 6% Gaming Equipment 51% Interactive 12% Gaming Equipment 88% Gaming Equipment 29% Lotteries 56% Other 10% Interactive 5% Balanced Product Mix IGT GTECH Combined * Total: $4,065m 63% of combined Total: $2,353m 37% of combined 2013A Revenue by Product (%) (2) (1) July 2014 6 Note: Based on actual financials, calendarised as of December 2013; 2013 average $/€ of 1.36 used *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; $/€ rate of 1.36 (1) Includes land-based sports betting, printing and commercial services (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting

US+Canada 27% International 16% Italy 57% US+Canada 79% International 21% US + Canada 46% Italy 36% International 18% Diversified Revenue Mix by Geography Total: $4,065m 63% of combined Total: $2,353m 37% of combined 2013A Revenue by Geography1 (%) IGT GTECH Combined * July 2014 7 *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; $/€ rate of 1.36 (1) Based on actual financials, calendarised as of December 2013; 2013 average $/€ of 1.36

Transaction Details Price per share •$13.69 in cash plus 0.1819x GTECH shares, equivalent to $18.25 per IGT common share (75% cash and 25% stock) •46% premium to IGT stock price (1) Transaction value •Transaction consideration of $4.7B and implied EV of $6.4B •Implied EV/EBITDA(2) of 9.4x Listing •NYSE listing •US registered Ownership (3) •IGT shareholders: 20% •GTECH shareholders: 80% Governance •Philip Satre, Non-Executive Chairman; Patti Hart, Vice Chairman •Marco Sala, CEO •13 board members, including 5 from IGT and 8 from GTECH Financial impact •Accretive cash EPS from the first year Notes: (1) Closing price on June 6, 2014, the last trading day prior to initial reports that IGT was exploring a potential sale; (2) Wall Street consensus fiscal 2014 EBITDA adjusted for stock-based compensation, as of July 15 2014. (3) Estimated pro forma ownership percentages at closing. Assumes no withdrawal rights are exercised. July 2014 8

Overview of Transaction Structure •NewCo incorporated in the UK and UK tax resident •IGT merged into wholly owned US subsidiary of NewCo for cash and stock •GTECH merged into NewCo for NewCo shares at 1:1 .De Agostini to vote in favor of transaction at GTECH’s EGM .Transaction subject to maximum 20% withdrawal rights exercise by GTECH shareholders •GTECH delisted from Milan Stock exchange at closing •Loyalty share program IGT Shareholders GTECH Shareholders NewCo IGT GTECH 75% cash/ 25% stock 1:1 stock July 2014 9

Substantial EBITDA Synergies

		EBITDA Impact	% of Relative Base[1]
Industrial Efficiencies		~$85M	~5%
Overlapping Corporate Activities		~$125M	~17%
Optimize R&D Spend		~$20M	~8%
Natural Revenue Enhancements	Italy sales	~$50M	
	Cross selling		
	Mobile exploitation		
Total		~$280M	

Note(s):
(1) Addressable cost base defined as cash cost only relative to gaming and interactive business for Industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs igt July 2014 10

Unprecedented, Industry-Leading Transaction Creates world’s -to-end gaming companyleading end Combines leading game library and manufacturing and operatingIGT’s capabilities with GTECH’s gaming and services Uniquely positioned to capitalize on the opportunities created by ongoing convergence across global gaming market segments Competitive scale across all businesses, geographies and product lines Significantly enhances cash flow and financial strength and provides clear and achievable cost and revenue synergies July 2014 11